

Mail Stop 3030

February 27, 2009

<u>Via Facsimile and U.S. Mail</u>

Frank P. Simpkins
Vice President and Chief Financial Officer
Kennametal Inc.
1600 Technology Way
Latrobe, Pennsylvania 15650-0231

> **Re:** **Kennametal Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 001-5318**

Dear Mr. Simpkins:

　　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis…, page 11

Overview, page 11

1.   The overview in this section should provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For example, we note your disclosure that "[r]ising raw material costs, higher transportation costs, record fuel prices and a soft economy…provided considerable headwinds…." In future filings, please expand your disclosure to provide a discussion of what plans are currently in place by management to address such issues. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

Item 11. Executive Compensation, page 58

Pay Positioning Relative to Market – Benchmarking, page 23

2.   We note your disclosure on page 22 of the definitive proxy statement that you have incorporated by reference that your total compensation is generally targeted at "the median level for similar positions within your industry with the potential for above or below median compensation depending on company and individual performance." Given that you target a specific percentage of the overall long-term compensation value to individual elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 25

3.   We note your disclosure that base salary is set depending on "the executive's level of responsibility, skills, experience, future potential and individual performance." In future filings, please describe specifically how these factors were used to make compensation decisions during the applicable periods, discuss how the committee determined the compensation amounts and avoid the use of boilerplate disclosure. If instead

compensation decisions were based on the subjective discretion of the committee, please say so clearly and directly, without implying that objective factors were used.

4.   In future filings, please include a comprehensive discussion of how you determined each named executive officers' compensation throughout your Compensation Discussion and Analysis, which should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. This should include explanation of the reasons for the differences in the amounts of compensation awarded to the named executive officers. We refer you to Release 33-8732A, Section II.B.1. For example, we note the disparity between your chief executive officer's compensation and that of the other named executive officers. In future filings, please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or Angela Crane, Accounting Branch

Frank P. Simpkins
Kennametal Inc.
February 27, 2009
Page 4

Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney